SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No.       )*

RESTORAGEN, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

76127H 10 0

(CUSIP Number)

Balz Merkli EquityFourLife (Bahamas) Ltd. Ansbacher House Bank Lane, P.O. Box N-7768 Nassau, Bahamas +4112653970

(Name, Address & Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 76127H 10 0	13D
1.	NAME OF REPORTING PERSON: EquityFourLife (Bahamas) Ltd. IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 477,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 477,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (10) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14.	TYPE OF REPORTING PERSON (see instructions) CO

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock (the “Common Stock”), of Restoragen, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4130 N.W. 37th Street, Lincoln, Nebraska 68524.

Item 2. Identity and Background.

(a)	Name. This Schedule 13D is being filed on behalf of EquityFourLife (Bahamas) Ltd. (“EquityFourLife”).

(b)	Business Address. The business address of EquityFourLife is Ansbacher House, Bank Lane, P.O. Box N-7768 Nassau, Bahamas.

(c)	Present Business. Investment company

(d)	Criminal Proceedings and Litigation. During the last five years, EquityFourLife (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Place of Organization. Bahamas

Item 3. Source and Amount of Funds or Other Consideration.

PF

Item 4. Purpose of Transaction.

Investment.

Item 5. Interest in Securities of the Issuer.

(a)	EquityFourLife is the beneficial owner of 477,000 shares, representing approximately 6.5% of the outstanding shares of the Common Stock of the Issuer. The calculation of the foregoing percentage is based on 7,361,254 shares of Common Stock shown as being outstanding on the Form 10-QSB Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended June 30, 2001.

(b)	EquityFourLife has sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the shares.

(c)	Transactions within the past 60 days:

100,000 shares were purchased from LaMont Asset Management, SA, on August 28, 2001.

(d)	Right to Direct the Receipt of Dividends: Not applicable.

(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURE

             After reasonable inquiry and to the best of our knowledge and belief, we, Lindsay Leggat Smith and Pirjo Saurin,  Directors of EquityFourLife (Bahamas) Ltd. certify that the information set forth in this Statement is true, complete and correct.

October 10, 2001.

EquityFourLife (Bahamas) Ltd.

	By	/s/ Lindsay Leggat Smith		/s/ Pirjo Saurin

		Name:	Lindsay Leggat Smith	Name:	Pirjo Saurin
		Title:	Director	Title:	Director